

SECU[barcode]ISSION

13031817

SEC Mail Processing Section MAY 30 2013 Washington DC 401

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-67904 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/12 (MM/DD/YY) AND ENDING 3/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sooner Sight LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 155B
(No. and Street)

Mill Valley (City) CA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mike 415-331-0350
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Neal Amodio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sooner Sight LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Owner

Title



Notary Public Frances M Rousseau

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Sooner Sight, LLC
# BALANCE SHEET
# As of March 31, 2013

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash In Bank | $ 10,976.77 |
| **Total Current Assets** | 10,976.77 |
| **PROPERTY AND EQUIPMENT** | |
| Equipment | 1,071.00 |
| Less: Accumulated Depreciation | (1,071.00) |
| **TOTAL ASSETS** | $ 10,976.77 |

The footnotes are an integral part of the financial statements.

# Sooner Sight, LLC
# BALANCE SHEET
# As of March 31, 2013

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 300.00 |
| **Total Current Liabilities** | 300.00 |
| **LONG-TERM LIABILITIES** | |
| **Total Liabilities** | 300.00 |
| **MEMBERS' EQUITY** | |
| Members' Equity | 10,676.77 |
| **Total Members' Equity** | 10,676.77 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 10,976.77 |

The footnotes are an integral part of the financial statements.